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                                                                  EXHIBIT (a)(9)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated August 20, 1999 and the related Letters of Transmittal, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser shall make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock (including the Associated Rights), Series C 8 1/2% Convertible Preference Stock and Series D 8 1/2% Convertible Preference Stock of The Turner Corporation at $28.625 Net Per Share of Common Stock, $4,770.8333 Net Per Share of Series C
8 1/2% Convertible Preference Stock and $4,293.75 Net Per Share of Series D
8 1/2% Convertible Preference Stock by Beta Acquisition Corp. an indirect wholly owned subsidiary of HOCHTIEF AG Beta Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of HOCHTIEF AG, a corporation organized under the laws of Germany ("Parent"), is offering to purchase (i) all the issued and outstanding shares of common stock, par value $1.00 per share ("Company Common Stock"), of The Turner Corporation, a Delaware corporation (the "Company"), including the associated rights (the "Rights") issued pursuant to the Rights Agreement dated September 21, 1998, between the Company and First Chicago Trust Company of New York, and (ii) all the issued and outstanding shares of (A) Series C 8 1/2% Convertible Preference Stock, par value $1.00 per share, of the Company ("Series C Preferred Stock"), and (B) Series D 8 1/2% Convertible Preference Stock, par value $1.00 per share, of the Company ("Series D Preferred Stock" and, together with the Series C Preferred Stock, the "Company Preferred Stock") (shares of Company Common Stock and Company Preferred Stock are hereinafter collectively referred to as the "Shares"), at a price of $28.625 per share of Company Common Stock, $4,770.8333 per share of Series C Preferred Stock and $4,293.75 per share of Series D Preferred Stock, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 1999 (the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger described below. The price per share of Company Preferred Stock was determined by multiplying $28.625, the offer price per share of Company Common Stock, by the number of shares of Company Common Stock into which each share of Company Preferred Stock is convertible (the "Preferred Stock Conversion Ratio") under the applicable certificate of designation of such series of Company Preferred Stock. Currently, each share of Series C Preferred Stock is convertible into 166 2/3 shares of Company Common Stock and each share of Series D Preferred Stock is convertible into 150 shares of Company Common Stock. In the event that the Preferred Stock Conversion Ratio changes, Purchaser may (subject to the provisions of the Merger Agreement) make such adjustments to the purchase price for each share of Company Preferred Stock as it deems appropriate to reflect such change in the Preferred Stock Conversion Ratio.
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THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
TIME, ON FRIDAY, SEPTEMBER 17, 1999, UNLESS THE OFFER IS EXTENDED. The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of shares of Company Common Stock and shares of Company Preferred Stock (determined as if shares of Company Preferred Stock had been converted into shares of Company Common Stock) that when added to the Shares already owned by Parent shall constitute two-thirds of the then outstanding shares of Company Common Stock on a fully diluted basis, and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 16, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), (i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and other than shares of Company Common Stock held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) shall be canceled and shall be converted automatically into the right to receive $28.625 cash, or any greater price that may be paid per share of Company Common Stock in the Offer (the "Common Stock Merger Consideration"), without interest, and (ii) each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Preferred Stock held in the treasury of the Company and each share of Company Preferred Stock owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and other than shares of Company Preferred Stock held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) shall be canceled and shall be converted automatically into the right to receive an amount in cash equal to the product of the Common Stock Merger Consideration multiplied by the number of shares of Company Common Stock into which such share of Company Preferred Stock shall be convertible immediately prior to the Effective Time, without interest.

The Board of Directors of the Company has unanimously approved the Merger Agreement and the making of the Offer by Purchaser and has determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the holders of Shares, and recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares properly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to First Chicago Trust Company of New York (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedure set forth in Section 3 of the Offer to Purchase, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required under the Letters of Transmittal.
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Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Purchaser expressly reserves the right (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined below) of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares.

The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, September 17, 1999, unless and until Purchaser (in accordance with the terms and conditions of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after Monday, October 18, 1999. For the withdrawal to be effective, a written, telegraphic, or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. Any such delay will be by an extension of the Offer to the extent required by law. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letters of Transmittal and other relevant documents will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

The Offer to Purchase and the related Letters of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance or additional copies of the Offer to Purchase and the related Letters of Transmittal and other tender offer materials may be directed to the Information Agent at its address and telephone numbers as set forth below, and copies will be furnished promptly at Purchaser's expense. Neither Parent nor Purchaser will pay any fees or commissions to any brokers, dealers or other
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persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
[Innisfree logo]
501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokers Call Collect: (212) 750-5833
All Others Call Toll-Free: (888) 750-5834
August 20, 1999